Exhibit 12.1

Computation of ratio of earnings to fixed charges

	Predecessor					Successor
	Fiscal Year Ended January 31,				For the Period February 1, 2003 to December 18,	For the Period December 19, 2003 to January 31,	Combined Twelve Months Ended January 31,	Pro Forma Twelve Months Ended January 31,
	2000	2001	2002	2003	2003	2004	2004	2004
	($ in millions, except ratios)
Ratio of earnings to fixed charges
Income (loss) before income taxes	$33.6	$109.1	$90.3	$164.9	$45.5	$(23.4)	$22.1	$(9.1)
Add Fixed charges	9.6	6.2	12.1	14.0	11.9	7.5	19.4	59.8

Total earnings (loss)	$43.2	$115.3	$102.4	$178.9	$57.4	$(15.9)	41.5	$50.7

Fixed charges
Interest expense	$4.8	$2.1	$5.9	$7.4	$6.1	$5.6	$11.7	$43.4
Accretion in carrying value of redeemable preferred shares	—	—	—	—	—	0.5	0.5	4.0
Interest expense on operating leases	4.8	4.1	6.2	6.6	5.8	0.6	6.4	6.4
Amortization of financing costs	—	—	—	—	—	0.8	0.8	6.0

Total fixed charges	$9.6	$6.2	$12.1	$14.0	$11.9	$7.5	$19.4	$59.8

Ratio(a)	4.5x	18.6x	8.5x	12.8x	4.8x	—	2.1x	—

Ratio of earnings to fixed charges (US GAAP)
Earnings
Income (loss) before income taxes (Canadian GAAP)			$90.3	$164.9	$45.5	$(23.4)	$22.1	$(9.1)
US GAAP adjustments before income taxes			(19.4)	26.3	10.9	(8.5)	2.4	2.4

US GAAP income (loss) before income taxes			70.9	191.2	56.4	(31.9)	24.5	(6.7)
Fixed charges			12.1	14.0	11.8	7.0	18.8	55.7

Total earnings (loss)			$83.0	$205.2	$68.2	$(24.9)	$43.3	$49.0

Fixed charges
Interest expense			$6.0	$7.7	$6.3	$5.6	$11.9	$43.6
Interest expense on operating leases			6.1	6.3	5.5	0.6	6.1	6.1
Amortization of financing costs			—	—	—	0.8	0.8	6.0

Fixed charges			$12.1	$14.0	$11.8	$7.0	$18.8	$55.7

Ratio(a)			6.9x	14.7x	5.8x	—	2.3x	—

(a)	For purposes of calculating the ratio of earnings to fixed charges, earnings represent income (loss) before income tax expense plus fixed charges. Fixed charges consist of total interest expense, amortization of deferred financing costs, accretion in carrying value of preferred shares and a one-third portion of operating lease expenses that management believes is representative of the interest component of rent pursuant to our operating leases. For U.S. GAAP purposes, the accretion in carrying value of redeemable preferred shares in the amount of $0.5 million and $4.0 million, for the period from December 19, 2003 to January 31, 2004, and the pro forma twelve months ended January 31, 2004, respectively, is not included in fixed charges. The ratio (under Canadian GAAP) was not presented for the period of December 19, 2003 to January 31, 2004 and pro forma twelve months ended January 31, 2004 as earnings were insufficient to cover fixed charges by $23.4 million and $9.1 million, respectively. The ratio (under U.S. GAAP) was not presented for the period of December 19, 2003 to January 31, 2004 and pro forma twelve months ended January 31, 2004, as earnings were insufficient to cover fixed charges by $31.9 million and $6.7 million, respectively. The ratio for the pro forma twelve months ended January 31, 2004 is a supplemental pro forma ratio to give effect to the Transactions as reflected in the Unaudited Pro Forma Consolidated Statement of Income included elsewhere in this prospectus.